

April 3, 2019

By E-Mail

Mario A. Ponce, Esq.
Simpson Thacher & Bartlett, LLP
425 Lexington Avenue
New York, NY 10017

> Re: **Versum Materials, Inc.**
>   **Definitive Additional Proxy Soliciting Materials**
>   **Filed on Form 425 on April 1, 2019**
>   **File No. 001-37664**

Dear Mr. Ponce:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Investor Presentation

1.   Please revise slide 9 to support your disclosure that Versum and Entegris have a "track record of creation value via M&A Execution and Integration."

2.   We note that you entered into the merger agreement with Entegris on January 27, 2019, that slide 9 states that you "engaged McKinsey and Deloitte in February…", and that slide 13 states, under the column captioned "Extensive Diligence," that you engaged McKinsey and Deloitte "to assist in evaluating synergy opportunities." Please confirm that in future similar disclosure you will clarify the timing of the engagement of these two firms and whether the work they produced was on a merger agreement pre-signing or post-signing basis.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions